Jennifer R. Gonzalez (202) 778-9286 (phone) Jennifer.Gonzalez@klgates.com

June 3, 2022

VIA EDGAR

Kimberly Browning

David Orlic

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Salient Midstream & MLP Fund
File No. 811-22626

Dear Ms. Browning and Mr. Orlic:

This letter addresses comments that were provided telephonically by the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on June 1, 2022 regarding the preliminary proxy statement filed with the SEC in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended, on May 24, 2022 (the “Proxy Statement”) by the Salient Midstream & MLP Fund (the “Fund”). We have discussed the Staff’s comments with representatives of the Fund. The Staff’s comments are described below and have been summarized to the best of our understanding. Where applicable, the Fund will make conforming changes in each place where similar language appears. Unless otherwise stated, capitalized terms have the same meaning as in the Proxy Statement.

1.

Comment: Consider adding to the Dear Shareholder letter and elsewhere in the Proxy Statement that the Board has determined that it is in the best interests of the Fund and its shareholders to vote for the incumbent trustees.

Response: The Fund has made the requested changes.

2.	Comment: Please explain the basis under the securities laws to include directives in the sixth paragraph of the Dear Shareholder letter and the fifth full paragraph on page 11.

Response: After careful consideration, the Fund believes that the noted disclosure is not a directive, is not misleading to shareholders and is commonly used in contested election proxy statements. The Fund believes that the statements are requests not to use the gold proxy card and that they clarify the impact of using the gold proxy card so that a shareholder seeking to support the Fund does not inadvertently revoke a prior vote. The Fund notes that each of the cited references begins with “please do not” and is preceded by a clear statement that the Board has recommended shareholders use the white proxy card to vote for incumbents, which provides context for the discussion of the gold proxy card. Nonetheless, the Fund has made a formatting change to take the noted disclosure out of all caps in the Dear Shareholder letter. The Fund respectfully believes that further changes are not required in response to this comment.

3.

Comment: In the Dear Shareholder letter, please revise the disclosure in the bolded ALL CAP text in the third paragraph to qualify the assertion that the nomination is “for its own purposes” as an opinion or belief, and provide to the Staff or disclose the factual foundation upon which the opinion or belief is based. This also applies to the assertion on the following page that the nomination is “self-interested” and the nominees are “unfamiliar with the Fund.”

Response: The Fund has clarified the noted disclosures to state they represent opinions and to include the reasoning for the opinions.

4.	Comment: Please confirm, include or revise as appropriate the trustee information called for by Item 22(b)(3)(i) of Schedule 14A.

Response: The Fund confirms the Proxy Statement includes the information called for by Item 22(b)(3)(i) of Schedule 14A for each of the incumbent trustees on page 9 of the Proxy Statement and that such information is current and accurate.

5.

Comment: Please provide in a response letter to the Staff or disclose in the proxy statement the basis for the statement in the second paragraph of page 2 that: “Under the leadership of the current Board, the Fund has generated strong performance relative to competitor funds (funds organized as pass-through entities for taxation as well as those organized as taxable corporations) and has increased its distributions over the last year by 46%.”

Response: The Fund has updated the noted disclosure as marked below (additions bold and underlined, deletions struck):

Under the leadership of the current Board, the Fund has generated strong performance relative to competitor funds (all listed closed-end funds that primarily invest in MLPs and energy infrastructure companies and are organized as pass-through entities for taxation ~~as well as those organized~~ or as taxable corporations) and has increased its distributions over the last year by 46%, from $0.06 per quarter to $0.0875 per quarter.

6.

Comment: In the next paragraph on page 2, in order to provide additional context for the statement below, please disclose how the board’s proposed nominees are diverse and on what basis the shareholder’s nominees are not diverse:

Moreover, the election of these two dissident candidates would negatively affect the diversity of the Board and is contrary to the Board’s and Advisor’s views on the value of diverse membership. The Fund’s board has long been 50% gender and race diverse. In considering the best nominees to elect to the Board, the Board considers how a prospective nominee reflects the diversity of the Fund’s shareholders, the Advisor’s employees and the community at large. The Board is currently made up of a diverse group of individuals, and the election of the hedge fund dissident nominees would reduce such diversity.

Response: The Fund has updated the noted disclosure as marked below (additions bold and underlined, deletions struck):

Moreover, the election of these two dissident candidates would negatively affect the diversity of the Board and is contrary to the Board’s and Advisor’s views on the value of diverse membership. The Fund’s board has long been 50% gender and race diverse. In considering the best nominees to elect to the Board, the Board considers how a prospective nominee reflects the diversity of the Fund’s shareholders, the Advisor’s employees and the community at large. The Board is currently made up of a diverse group of individuals, and the election of the hedge fund dissident nominees would reduce such diversity to 33.33% gender and race diverse.

7.	Comment: Please confirm disclosed already or revise language to disclose the board policy on attendance at meetings, as called for by Item 22(b)(15).

Response: The Fund has added the below disclosure to the Proxy Statement:

The Fund does not require Trustees to attend the Annual Meeting of Shareholders. No Trustees attended the Fund’s Annual Meeting of Shareholders held in 2021.

8.

Comment: Please consider adding disclosure regarding how a shareholder could revoke a proxy to the Proxy Solicitation and Tabulation section of the Proxy Statement. In addition, please include in the disclosure added to that section or revise the disclosure on page 1 to clarify whether a shareholder can revoke a proxy using methods other than mailing.

Response: The Fund has updated the noted revocation disclosure as marked below (additions bold and underlined, deletions struck) and added corresponding disclosure to the Proxy Solicitation and Tabulation section.

This proxy is solicited on behalf of the Board of Trustees of the Fund (collectively the “Board” and individually each a “Trustee”), and is revocable by the person giving it prior to exercise by a signed writing ~~filed with~~ delivered to the Fund’s Secretary, or by executing and delivering a later dated proxy (via mail, telephone or electronic transmission) prior to the meeting, or by attending the meeting and voting the shares in person.

9.

Comment: Please do not include references to broker non-votes in the Proxy Statement. Given the existence of a solicitation in opposition, brokers have no discretionary authority to vote under the rules governing broker-dealers.

Response: To address the possibility that the solicitation will cease to be contested before the shareholder meeting, the Fund has updated the noted disclosure as marked below (additions bold and underlined, deletions struck):

All shares that are voted and votes to ABSTAIN will be counted towards establishing a quorum, as will broker non-votes in the absence of a contested election. (Broker non-votes are shares for which (i) the beneficial owner has not voted and (ii) the broker holding the shares does not have discretionary authority to vote on the particular matter.) Accordingly, abstentions and, in the absence of a contested election, broker non-votes, which will be treated as shares that are present at the meeting but which have not been voted, will assist the Fund in obtaining a quorum but will have no effect on the outcome of the proposed election of the proposed Class I Trustees or any other proposal properly brought before the meeting.

10.	Comment: Please confirm that if adjournments are submitted to a vote that proxy holders will not vote in that proposal shares as to which proxy authority has been given to them.

Response: The Fund so confirms.

* * * * *

The Fund intends to file a definitive form of the Proxy Statement that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (202) 778-9286.

Sincerely,

/s/ Jennifer R. Gonzalez

Jennifer R. Gonzalez